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                                     FORM 3

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person

 Arch Hill Ventures, N.V.
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Parkweg 2  2585 JJ's-Gravenhage
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The Netherlands
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2.   Date of Event Requiring Statement (Month/Day/Year)

October 4, 2002
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

Lithium Technology Corporation (LITH)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
                                         Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
1. Title of Security                     (Instr. 4)                 (Instr. 5)            (Instr. 5)
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


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


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FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
Series A Preferred                                  Common Stock           66,804,314    (1)            D
Stock                    (1)        (2)
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

EXPLANATION OF RESPONSES:

(1) Each share of the Series A Preferred Stock is convertible at the option of the holder thereof into 1,113.40524 shares of Issuer Common Stock at any time following the authorization and reservation of a sufficient number of shares of Issuer Common Stock to provide for the conversion of all outstanding shares of Series A Preferred Stock into shares of Issuer Common Stock. The reporting person acquired 60,000 shares of the Issuer's Series A Preferred Stock in exchange for the issuance to the Issuer of 60% of the outstanding shares of GAIA Holding B.V. which were owned by the reporting person.

(2) The Series A Preferred Stock will automatically be converted into shares of Issuer Common Stock one year following the authorization and reservation of a sufficient number of shares of Issuer Common Stock to provide for the conversion of all outstanding shares of Series A Preferred Stock into shares of Issuer Common Stock.

/s/ H. H. Van Andel, Chief Executive Officer             October 4, 2002
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      Signature of Reporting Person                               Date